Exhibit 99.1

Kenon Holdings Reports Full Year 2015 Results and Additional Updates

Singapore, April 6, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results in 2015, as well as additional updates.

Key Highlights

IC Power

•	In 2015, IC Power’s net income attributable to Kenon, as reported by IC Power, was $36 million and IC Power’s Adjusted EBITDA was $326 million.[1]

•	In January 2016, IC Power acquired Energuate, a Guatemalan electricity distribution company, and two smaller, related businesses. The total consideration paid for the acquisition was $265 million, plus acquired debt of $289 million.

•	IC Power continues to develop its key development projects, CDA (a 510 MW hydro project in Peru) and Samay I (a 600 MW thermoelectric project in Peru), with construction completion as of December 31, 2015, of 90% and 97%, respectively. Commercial operations are expected to commence in the second half of 2016 for CDA and the second quarter of 2016 for Samay I.

Qoros

•	In March 2016, Qoros launched the Qoros 5 SUV, a mid-sized SUV, designed and produced with international standards of quality, safety and performance for the fast-growing SUV market in China.

•	In the first quarter of 2016, Kenon made shareholder loans to Qoros of RMB275 million ($42 million), fulfilling Kenon’s outstanding loan commitments to Qoros. Our joint venture partner, Wuhu Chery, also made shareholder loans to Qoros in the same amount and on similar conditions.

Kenon’s Annual Report on Form 20-F

Kenon’s Annual Report on Form 20-F for the year ended December 31, 2015, which will contain additional information about Kenon and its businesses, will be filed with the U.S. Securities and Exchange Commission in April.

Discussion of Results for the Year Ended December 31, 2015

Set forth below is a discussion of Kenon’s results of operations. Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of I.C. Power Asia Development Ltd., formerly known as I.C. Power Ltd., (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

[1]	IC Power’s net income attributable to Kenon and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015 were $63 million and $372 million, respectively. These amounts differ from the respective amounts reported by IC Power for the same period as a result of the revision of certain provisions at IC Power, which were adjusted in IC Power’s Q1 2015 and 2014 financial statements, but were adjusted in Q2 2015 for Kenon. For further information, see “Decisions by the PUAE (Israel’s Power Regulator)” in this release.

IC Power

IC Power uses the following reportable segments in its consolidated financial statements for the year ended December 31, 2015: Peru, Israel, Central America (which consists of Nicaragua, Guatemala, El Salvador and Panama) and Other segments (which consists of Bolivia, Chile, the Dominican Republic, Jamaica and Colombia).

See Appendix A for IC Power’s consolidated financial information. See Appendix B for the definition of IC Power’s Adjusted EBITDA, which is a non-IFRS financial measure, and for a reconciliation to IC Power’s, and each of its segments’, net income.

The following discussion of IC Power’s results of operations below is derived from IC Power’s consolidated financial statements.

Revenues

IC Power’s revenues from sales of electricity decreased by $83 million, or 6%, to $1,289 million in 2015 from $1,372 million in 2014. This decrease was primarily driven by a decrease in the Israel segment’s sales during 2015, and was partially offset by the acquisition of various businesses during 2014.

Revenues by segment in 2015 were: Peru $448 million; Israel $326 million; Central America $337 million; and Other $178 million.

Adjusted EBITDA

IC Power’s Adjusted EBITDA was $326 million in 2015, compared to $395 million for 2014. IC Power originally reported an Adjusted EBITDA of $348 million for FY 2014. However, as a result of regulatory pronouncements (with retroactive effect) in Israel in the third quarter of 2015, IC Power adjusted certain of its provisions for 2014 and the first half of 2015, which resulted in a $46 million increase in IC Power’s Adjusted EBITDA for FY 2014. Set forth below is a discussion by segment.

•	Peru – relatively similar in both periods, with an Adjusted EBITDA of $152 million in 2015, compared to $154 million in 2014;

•	Israel – $74 million decrease to $79 million, compared to $153 million in 2014, primarily as a result of the following:

•	a decrease in gross profit in 2015 due to lower prices resulting from the lower power generation component tariff published by Israel’s Public Utilities Authority (the “PUAE”) in January 2015 and September 2015 (the PUAE’s power generation component tariffs form the basis for OPC’s PPA prices), representing an average sales price reduction in 2015 vs 2014 equivalent to 21%, without a similar reduction in OPC’s gas prices; and

•	a strengthening of the U.S. Dollar against the New Israeli Shekel in 2015 by 9%, which affected both revenues and expenses.

•	Central America – $21 million increase to $61 million, compared to $40 million in 2014, primarily as a result of IC Power’s consolidation of full year of results of ICPNH (Nicaragua) and Puerto Quetzal (Guatemala) (acquired in March and September 2014, respectively) as well as higher generation due to higher-than-normal wind levels at Amayo (part of ICPNH). These factors resulted in an increase in ICPNH’s and Puerto Quetzal’s contribution to Adjusted EBITDA by $14 million and $6 million, respectively.

•	Other - $14 million decrease to $34 million, compared to $48 million in 2014, primarily as a result of the following:

•	an $11 million decrease, reflecting dividends received from Generandes/Edegel of $15 million in 2014 versus $4 million in 2015;

•	a $10 million decrease in CEPP’s Adjusted EBITDA, resulting from the expiration of a PPA in September 2014; and

•	an $11 million increase as a result of a decline in Inkia’s 2015 legal expenses.

Net Income

IC Power’s net income (to Kenon and non-controlling interest) was $53 million in 2015, compared to $256 million in 2014, primarily as a result of the following items:

•	the factors above, which resulted in a $69 million decline in Adjusted EBITDA; and

•	$143 million decline in net income in 2015, resulting from one-time items that were recorded in 2014 in connection with acquisitions, dispositions and impairments:

•	$110 million net gain on sale from discontinued operations, net of tax, as a result of the sale of Edegel in 2014;

•	a $68 million gain on bargain purchase accounting recognized in connection with acquisitions in 2014; and

•	a $35 million impairment charge in 2014 in respect to one of IC Power’s subsidiaries.

The above effects were partially offset by a $13 million reduction in taxes.

Net income (loss) by segment in 2015 were: Peru $31 million; Israel $22 million; Central America $23 million; and Other $(23) million.

Capital Expenditures

IC Power’s capital expenditures were $527 million in 2015, primarily relating to expenditures on projects under development and acquisitions of $457 million, consisting of CDA ($187 million), Samay I ($225 million), Kanan ($29 million) and the acquisition of AIE ($16 million). During 2015, IC Power’s subsidiaries spent $35 million in capital expenditures for maintenance of existing facilities and a further $35 million for new projects, facility recovery and capitalized interest expense.

Liquidity and Capital Resources

As of December 31, 2015, IC Power had cash, cash equivalents and short term deposits of $410 million, plus restricted cash of $252 million, interest bearing financial liabilities of $2,565 million, and net interest bearing financial liabilities (a non-IFRS financial measure, which is defined as interest bearing financial liabilities minus cash and short-term deposits and restricted cash) of $1,903 million.

Business Developments

Acquisition of Energuate

•	In January 2016, IC Power acquired Energuate (a Guatemalan energy distribution business) and two smaller, related businesses. The total consideration for the acquisition was $265 million, which IC Power paid using a combination of cash on hand and a $120 million loan facility entered into in December 2015 (Energuate’s total financial debt and cash on hand as of January 22, 2016 were $289 million and $68 million, respectively). Energuate provides electricity distribution services to 1.6 million households in Guatemala (representing 60% of Guatemala’s distribution customers).

Assets Under Construction

CDA

•	As of December 31, 2015, CDA has invested an aggregate $834 million in the project and has completed 90% of the project, with 98% of the dam construction and 100% of the tunnel drilling completed, respectively.

•	CDA has an estimated construction cost of $959 million. The CDA plant has three turbines, each of which has a separate commercial operation date. IC Power expects the plant to be fully operational, with all three turbines in operation, in the second half of 2016.

•	As of December 31, 2015, CDA has received proceeds of $547 million from the $591 million available debt facilities for this project.

Samay I

•	As of December 31, 2015, Samay I has invested an aggregate $340 million in the project and has completed 97% of the project.

•	Samay I is expected to commence commercial operation in the second quarter of 2016 and has an estimated construction cost of $380 million.

•	As of December 31, 2015, Samay I has received $291 million in proceeds from the $311 million financing facility for this project.

AIE

•	AIE currently operates an 18 MW co-generation steam turbine, and is planning to construct a 135MW power plant, with construction expected to commence in mid-2016. IC Power expects that the total cost of completing the AIE plant (including the $16 million consideration for the acquisition of AIE and the construction of the power station) will be approximately $250 million. In January 2016, AIE entered into $150 million EPC contract in connection with the project, and the AIE plant is expected to reach its Commercial Operation Date in the second half of 2018.

Kanan

•	As of December 31, 2015, Kanan has invested an aggregate $80 million in the project out of an estimated construction cost of $85 million (including $40 million of intercompany expenses relating to Puerto Quetzal’s and CEPP’s sale of the barges to Kanan) and has completed 98% of the project. Kanan is expected to commence commercial operation in the first half of 2016.

Qoros2

Kenon recognizes 50% of Qoros’ results under “share in income from associates.” The discussion below reflects 100% of Qoros’ financial results.

See Appendix C for a summary of Qoros’ consolidated financial information.

Revenues

Revenues increased by RMB594 million ($91 million) or 69% to RMB1,459 million ($224 million) compared to RMB865 million ($133 million) in 2014, primarily resulting from an increase in vehicle sales to approximately 14,250 cars from approximately 7,000 cars in 2014.

Cost of Sales

Cost of sales increased by RMB694 million ($107 million) or 68% to RMB1,713 million ($264 million) compared to RMB1,019 million ($157 million) in 2014. The increase in cost of sales is primarily due to the increase in the number of vehicles sold in 2015.

Selling and Distribution Expenses

Selling and distribution expenses decreased by RMB107 million ($16 million) or 11 % to RMB820 million ($126 million) compared to RMB927 million ($143 million) in 2014. The decrease reflects a reduction in advertising and consulting expenses due to changes in Qoros’ 2015 marketing and sales strategy and cost-cutting efforts. This decrease was partially offset by an increase in Qoros’ marketing and promotion expenses.

Loss for the Period

Loss for the period increased by RMB321 million ($49 million) or 15% to RMB2.5 billion ($385 million), compared to RMB2.2 billion ($338 million) in 2014.

Liquidity

As of December 31, 2015, Qoros had total loans and borrowings (excluding shareholder loans) of RMB6.0 billion ($923 million). Also as of this date, Qoros had current liabilities (excluding shareholder loans) of RMB4.3 billion ($662 million), including trade and other payables of RMB2.6 billion ($400 million) and current assets of RMB1.5 billion ($231 million), including cash and cash equivalents of RMB257 million ($40 million). Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

Qoros’ principal sources of liquidity are cash flows received from financing activities, including long-term loans, short-term facilities and inflows received in connection with the capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans) as well as cash flows received from vehicle sales. Qoros has drawn substantially all of the available amounts under its existing long term credit facilities and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

2.	Convenience translation of RMB amounts into USD use a rate of 6.5: 1.

During the first quarter of 2016, Kenon made further loans to Qoros of a total of RMB275 million ($42 million), using cash on hand and drawdowns under Kenon’s credit facility with IC, and Chery provided RMB275 million ($42 million) of shareholder loans on similar conditions.

Qoros will require additional financing to meet its operating expenses, including the renewal or refinancing of its working capital facilities. Qoros is exploring potential additional financing from various sources.

Business Updates

Car Sales

In the three months ended December 31, 2015, Qoros’ sales increased by approximately 2,280 vehicles or 89% to approximately 4,840 vehicles, as compared to approximately 2,560 vehicles in the three months ended December 31, 2014.

In 2015, Qoros’ sales increased by approximately 7,250 vehicles or 104% to approximately 14,250 vehicles, as compared to approximately 7,000 vehicles in 2014.

In the first three months of 2016 (which includes the Chinese new year, a traditionally slower time for car sales), Qoros’ sales increased by approximately 2,410 vehicles or 97% to approximately 4,900 vehicles, as compared to approximately 2,490 vehicles in the same period in 2015.

SUV and New Models Launch

In March 2016, Qoros launched the Qoros 5 SUV a mid-sized SUV, designed and produced with international standards of quality, safety and performance for the fast-growing SUV market in China.

Qoros has also launched the new 2016 model year versions of the Qoros 3 Sedan and the Qoros 3 Hatch. In addition, Qoros introduced two additional trims for each of the Qoros 3 Sedan and the Qoros 3 Hatch.

Dealerships

Qoros continues to expand its dealer network and open new points of sales. As of March 31, 2016, Qoros dealerships included 86 fully operational points of sales, 8 additional points of sales under construction, and Memorandums of Understanding with respect to the potential development of 9 additional points of sales. As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by creating incentives for its high-performing dealers to open additional points of sales.

China Vehicle Market Conditions

Following years of rapid growth, the Chinese passenger vehicle market experienced reduced growth rates in 2015. According to China Passenger Car Association, cumulative passenger vehicle wholesales in 2015 increased by 9%, as compared to 11% and 17% in 2014 and 2013, respectively. SUV sales increased by approximately 50% in 2015 compared to 2014 and by 55% in January and February 2016 from the same period a year earlier, while sedan sales in January and February 2016 decreased 12%, according to the China Association of Automobile Manufacturers. The decline in the industry’s overall growth rate that occurred in 2015 in connection with volatility in the Chinese financial markets and a slowdown in the Chinese economy resulted in increased competition in China’s automotive market through price reductions.

Towards the end of 2015, dealers and OEMs offered customers a variety of inducements for customers to purchase vehicles, including price reductions. In line with many of its competitors, Qoros announced price reductions on all its vehicle models. It is expected that dealers and OEMs will continue to reduce prices and offer further inducements to purchase vehicles in 2016. Furthermore, in the third quarter of 2015, China’s central government initiated a tax policy to incentivize domestic vehicle sales by reducing invoice prices by approximately 4.25%. From October 1, 2015 to December 31, 2016, passenger vehicles with engines that are 1.6L or smaller, which includes all Qoros vehicles, will be eligible for this tax incentive. The Qoros 3 City SUV and the Qoros 5 SUV will be eligible for this tax incentive.

ZIM

In the year ended December 31, 2015, ZIM carried approximately 2,308 thousand TEUs, as compared to approximately 2,360 thousand TEUs in the year ended December 31, 2014. The slight decrease in carried quantities was primarily due to the closure of the line from Asia to Northern Europe during the second quarter of 2014. In the year ended December 31, 2015, ZIM’s revenues were approximately $3.0 billion, as compared to approximately $3.4 billion in the year ended December 31, 2014, reflecting a 12.2% decrease, due to reduced freight rates and a slight decrease in carried quantities. The reduction in revenues was offset by a decline in cost of voyages and related services, which decreased to $2.8 billion in the year ended December 31, 2015, as compared to $3.3 billion in the year ended December 31, 2014, primarily due to a reduction in bunker prices, as well as a decline in cargo handling expenses. ZIM’s net income to ZIM’s owners in 2015 was $2 million, compared to a net loss of $204 million in 2014.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tower

On July 23, 2015, Kenon completed the pro rata distribution of 18,030,041 ordinary shares of Tower; the distributed shares represented all of the shares in Tower owned by Kenon, excluding 1,669,795 shares in Tower underlying certain warrants held by Kenon.

As a result of this distribution, Kenon recognized a $210 million gain, reflecting the fair value of the Tower shares on the date of distribution.

Kenon (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2015, cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as gross debt minus cash) at Kenon were $14 million, $118 million and $104 million, respectively.

As of December 31, 2015, the total drawings outstanding under Kenon’s $200 million credit facility from Israel Corporation Ltd. were $110 million. In the first quarter of 2016, Kenon drew an additional $40 million under the credit facility.

In April 2016, Kenon drew down the remaining $50 million under the credit facility. This drawing is intended to provide Kenon with additional cash resources in light of its liquidity position and its obligations under its indirect guarantees of Qoros’ indebtedness.

Kenon has provided back-to-back guarantees to Chery in respect of Chery’s guarantees of certain Qoros’ indebtedness. Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ indebtedness to date:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount
Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million ($115 million)[1]

May / November 2015	RMB700 million EXIM Bank loan facility	RMB350 million ($54 million) (plus interest and fees of up to RMB60 million)[2]

Total		RMB1,100 million ($169 million) (plus certain interest and fees)

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on April 6, 2016. To participate, please call one of the following teleconferencing numbers:

US:	1-888-407-2553
UK:	0-800-917-9141
Israel:	03-918-0610
Singapore:	800-852-9533
International:	+65-3158-3851

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 9:00pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, (i) with respect to IC Power, the expected cost and expected timing of the commencement of construction and completion of IC Power’s construction projects: CDA, Samay, Kanan and AIE, and (ii) with respect to Qoros, statements about Qoros’ liquidity requirements and sources of funding, its plans to seek additional financing, the plans to expand Qoros’ dealer network, trends in China’s vehicle market, and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the construction of its various power plants under construction on a timely basis, within expected budget or at all, future developments in the power generation markets in which IC Power operates, and (ii) with respect to Qoros, China’s financial market and economic conditions and Qoros’ ability to secure the funding it requires to meet its expenses and liquidity requirements, changes in government policies, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC, and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Kenon Holdings Ltd

Condensed consolidated statements of financial position

	As at December 31
	2015	2014
	US$ thousands
Current assets
Cash and cash equivalents	383,953	610,056
Short-term investments and deposits	308,702	226,830
Trade receivables, net	123,273	181,358
Other current assets	45,260	59,064
Income tax receivable	3,926	3,418
Inventories	50,351	55,335

Total current assets	915,465	1,136,061

Non-current assets
Investments in associated companies	369,022	435,783
Deposits, loans and other receivables, including financial instruments	88,475	74,658
Deferred taxes, net	2,693	25,743
Property, plant and equipment, net	2,959,878	2,502,787
Intangible assets	147,244	144,671

Total non-current assets	3,567,312	3,183,642

Total assets	4,482,777	4,319,703

Kenon Holdings Ltd

Condensed consolidated statements of financial position, continued

	As at December 31
	2015	2014
	US$ thousands
Current liabilities
Loans and debentures	352,668	161,486
Trade payables	145,454	144,488
Other payables, including derivative instruments	108,873	114,165
Provisions	41,686	69,882
Income tax payable	4,705	6,766

Total current liabilities	653,386	496,787

Non-current liabilities
Loans	1,709,063	1,528,930
Debentures	655,847	686,942
Derivative instruments	35,625	21,045
Deferred taxes, net	138,083	132,010
Other non-current liabilities	27,218	16,291

Total non-current liabilities	2,565,836	2,385,218

Total liabilities	3,219,222	2,882,005

Equity
Share capital	1,267,210	—
Former Parent company investment	—	1,227,325
Translation reserve	(16,916)	28,440
Capital reserve	2,212	(25,274)
Accumulated deficit	(191,292)	—

Equity attributable to owners of the Company	1,061,214	1,230,491
Non-controlling interests	202,341	207,207

Total equity	1,263,555	1,437,698

Total liabilities and equity	4,482,777	4,319,703

Kenon Holdings Ltd

Condensed consolidated statements of profit or loss

	For the year ended December 31,
	2015	2014	2013
	US$ thousands
Revenues from sale of electricity	1,289,068	1,372,230	873,394
Cost of sales and services (excluding depreciation)	(862,855)	(981,141)	(593,802)
Depreciation	(110,917)	(100,434)	(70,404)

Gross profit	315,296	290,655	209,188
Selling, general and administrative expenses	(103,823)	(131,118)	(72,955)
Gain from distribution of dividend in kind	209,710	—	—
Gain from disposal of investees	—	157,137	—
Gain from bargain purchase	—	68,210	1,320
Asset impairment	(6,541)	(47,844)	—
Dilution gains from reductions in equity interest held in associates	32,829	—	—
Other expenses	(7,076)	(13,970)	(5,338)
Other income	15,450	51,037	4,327

Operating profit from continuing operations	455,845	374,107	136,542

Financing expenses	(124,228)	(110,179)	(68,779)
Financing income	13,412	16,243	4,789

Financing expenses, net	(110,816)	(93,936)	(63,990)
Share in losses of associated companies, net of tax	(186,759)	(170,897)	(126,690)

Profit from continuing operations before income taxes	158,270	109,274	(54,138)
Income taxes	(62,378)	(103,341)	(49,291)

Profit/(loss) for the year from continuing operations	95,892	5,933	(103,429)

Profit/(loss) for the period from discontinued operations	—	470,421	(512,489)
Profit/(loss) for the year	95,892	476,354	(615,918)

Attributable to:
Kenon’s shareholders	72,992	458,161	(631,140)
Non-controlling interests	22,900	18,193	15,222

Profit/(loss) for the period	95,892	476,354	(615,918)

Deferred Tax Adjustments

Certain amounts for 2014 and 2013 for both Kenon and IC Power have been adjusted as compared to financial statements previously published to correct an immaterial error with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets.

Decisions by the PUAE (Israel’s Power Regulator)

IC Power’s financial statements as of December 31, 2014 and March 31, 2015 previously authorized for issuance included provisions (beginning in June 2013) by OPC for system management service charges and diesel surcharges in the aggregate amount of $70 million as of December 31, 2014 and $79 million as of March 31, 2015. In August 2015, Israel’s Public Utilities Authority (PUAE) published a decision affirming that independent power producers in Israel would be obligated to pay system management service charges, retroactively from June 1, 2013. As a result of the PUAE decision, OPC revised the previously recorded provisions, such that the revised balance of the provision as of December 31, 2014 and March 31, 2015 was $27 million and $31 million, respectively.

Because IC Power reapproved its financial statements in connection with its filing of a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission, this revision resulted in adjustments to IC Power’s income statement (a $46 million and $6 million downward adjustment in cost of sales, and all line items below cost of sales, in 2014 and Q1 2015, respectively, which resulted in a corresponding upward adjustment in IC Power’s Adjusted EBITDA during those periods) and in its statement of financial position as of the end of 2014 and Q1 2015.

In accordance with IFRS, Kenon revised its provisions as of June 30, 2015, such that the revised balance of the provision as of such date in Kenon’s financial statements was $38 million, resulting in a gain of $52 million ($31 million to Kenon’s shareholders after tax effect).

Kenon was not required to revise its financial statements as of December 31, 2014 or March 31, 2015, as Kenon’s financial statements for these periods were already approved at the time of the PUAE’s August 2015 decision. Accordingly, income statement figures in IC Power’s financials for 2014 and 2015 differ from those attributable to IC Power in Kenon’s financials for those periods.

Kenon Holdings Ltd

Condensed consolidated statements of cash flows

	For the year ended December 31,
	2015	2014	2013
	US$ thousands
Cash flows from operating activities
Profit/(loss) for the period	95,892	476,354	(615,918)
Adjustments:
Depreciation and amortization	120,047	188,171	238,621
Impairment of tangible assets and other investments	6,541	47,844	7,000
Derecognition of payments on account of vessels	—	—	71,646
Financing expenses, net	110,816	195,405	377,157
Share in losses of associated companies, net	186,759	168,044	116,715
Capital gains, net	4,506	(767,216)	(67,230)
Gain from changes in interest held in associates	(32,829)	—	—
Gain from distribution of dividend in kind	(209,710)	—	—
Share-based payments	876	8,413	4,463
Gain on bargain purchase	—	(68,210)	(1,320)
Income taxes	62,378	112,825	70,703

	345,276	361,630	201,837
Change in inventories	4,361	21,991	16,932
Change in trade and other receivables	35,491	(21,523)	(122,186)
Change in trade and other payables	(29,800)	29,830	128,682
Change in provisions and employee benefits	(33,426)	49,872	26,030

Cash generated from operating activities	321,902	441,800	251,295
Income taxes paid, net	(36,218)	(66,198)	(47,441)
Dividends received from investments in associates	4,487	34,774	53,111

Net cash provided by operating activities	290,171	410,376	256,965

Kenon Holdings Ltd

Condensed consolidated statements of cash flows, continued

	For the year ended December 31,
	2015	2014	2013
	US$ thousands
Cash flows from investing activities
Proceeds from refund of payments on account of vessels	—	—	30,000
Proceeds from sale of property, plant and equipment and intangible assets	539	17,449	95,934
Short-term deposits and loans, net	(83,408)	(253,097)	62,112
Cash paid for businesses purchased, less cash acquired	(9,441)	(67,180)	(27,850)
Disposal of subsidiary, net of cash disposed of and exit from combination	—	1,758	2,405
Investment in associates	(129,241)	(179,355)	(154,492)
Sale of securities held for trade and available for sale, net	13,217	—	—
Acquisition of property, plant and equipment	(515,838)	(425,184)	(311,517)
Acquisition of intangible assets	(16,844)	(11,496)	(9,135)
Cash disbursed – long-term loans	—	—	(628)
Interest received	7,924	3,934	3,949
Exit from the combination and transition to associate company less cash eliminated (see Note 27(a))	—	(310,918)	—
Proceeds from sale of associate company	—	359,891	49,780
Payments for derivative investments used for hedging, net	—	(16,100)	(7,575)
Payment of consideration retained	(3,795)	—	—
Settlement of derivatives	—	(2,038)	(10,615)

Net cash used in investing activities	(736,887)	(882,336)	(277,632)

Cash flows from financing activities
Dividend paid to non-controlling interests	(12,340)	(17,518)	(28,250)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	6,110	19,577	27,602
Receipt of long-term loans and issuance of debentures	333,549	744,183	360,552
Repayment of long-term loans and debentures	(138,270)	(173,868)	(213,758)
Short-term credit from banks and others, net	123,053	(86,072)	171,637
Contribution from former parent company	34,271	414,649	154,482
Payments for transactions in derivative for hedging, net	—	(427)	(126)
Payments to the former parent company	—	(300,047)	—
Purchase of non-controlling interest	(20,000)	—	—
Interest paid	(93,858)	(170,885)	(191,199)

Net cash provided by financing activities	232,515	429,592	280,940

(Decrease) / Increase in cash and cash equivalents	(214,201)	(42,368)	260,273
Cash and cash equivalents at beginning of the period	610,056	670,976	411,079
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(11,902)	(18,552)	(376)

Cash and cash equivalents at end of the period	383,953	610,056	670,976

Significant non-cash investing transactions:
Acquisition of fixed assets under lease contract	—	(107,688)	—
Purchase of fixed assets on credit and others	(46,327)	(9,000)	(17,923)

Appendix A

IC Power’s Consolidated Statement of Income

	For the year ended December 31,
	2015	2014	2013
	US$ million	US$ million	US$ million
Continuing Operations
Sales	1,289	1,372	873
Cost of sales (excluding depreciation and amortization)	(909)	(937)	(594)
Depreciation and amortization	(111)	(101)	(72)

Gross profit	269	335	208
General, selling and administrative expenses	(71)	(69)	(41)
Asset write-off	—	(35)	—
Gain on bargain purchase	—	68	1
Measurement to fair value of pre-existing share	—	3	—
Other expenses	(6)	(11)	(1)
Other income	12	17	4

Operating income	203	308	172

Financing expenses	115	113	86
Finance expenses on IC capital notes settlement	—	13	—
Financing income	(11)	(6)	(6)

Financing expenses, net	104	119	80

Share in income of associated companies	—	2	2

Income before taxes from continuing operations	99	191	93

Taxes on income	(50)	(63)	(48)

Net income from continuing operations	49	128	45

Discontinued operations
Net income from discontinued operations, net of tax	4	128	28

Net income for the period	53	256	73

Attributable to:
Equity holders of the company	36	227	61
Non-controlling interest	17	29	13

Net income for the period	53	256	74

Summary Data from IC Power’s Consolidated Statement of Cash Flows

	Year ended December 31,
	2015	2014	2013
	(in millions of USD)
Cash flows from operating activities	320	413	272
Cash flows from investing activities	(620)	(378)	(258)
Cash flows from financing activities	88	47	320

Increase (decrease) in cash and cash equivalents	(212)	82	334

Cash and cash equivalents at end of the period	360	583	517
Investments in property, plant and equipment	(518)	(426)	(294)
Total depreciation and amortization	119	108	76

Summary Data from IC Power’s Consolidated Statement of Financial Position

	As at
	December 31, 2015	December 31, 2014
	(in millions of USD)
Total financial liabilities[1]	2,565	2,348
Total monetary assets[2]	662	791
Total equity attributable to the owners	826	802
Total assets	4,092	3,842

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix B

IC Power’s Non-IFRS Financial Measures

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income, excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, financing expenses, net, income tax expense and asset write-off, and excluding share in income from associated companies, and negative goodwill. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Year Ended December 31, 2015
	(in USD millions)
	Peru	Israel	Central America	Other	Total
Net income for the period	31	22	23	(23)	53
Depreciation and amortization	50	26	20	23	119
Financing expenses, net	42	23	11	28	104
Income tax expense	29	8	7	6	50

Adjusted EBITDA	152	79	61	34	326

	Year Ended December 31, 2014
	(in USD millions)
	Peru	Israel	Central America	Other	Total
Net income for the period	45	71	11	129	256
Depreciation and amortization	46	25	15	22	108
Financing expenses, net	35	31	8	45	119
Income tax expense	28	26	6	3	63
Share in income of associated companies	—	—	—	(2)	(2)
Recognized negative goodwill	—	—	—	(68)	(68)
Asset write-off	—	—	—	35	35
Measurement to fair value of pre-existing share	—	—	—	(3)	(3)
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	—	(113)	(113)

Adjusted EBITDA	154	153	40	48	395

Appendix C

Qoros’ Consolidated Statement of Profit or Loss

In thousands of RMB	2015	2014	2013
Revenue	1,459,339	864,957	13,135
Cost of sales	(1,713,043)	(1,019,264)	(29,256)

Gross loss	(253,704)	(154,307)	(16,121)
Other income	36,690	37,349	19,073
Research and development expenses	(278,008)	(264,019)	(408,196)
Selling and distribution expenses	(819,807)	(927,211)	(269,696)
Administrative expenses	(740,188)	(591,611)	(864,813)
Other expenses	(74,174)	(62,716)	(6,113)

Operating loss	(2,129,191)	(1,962,515)	(1,545,866)
Finance income	13,429	25,822	18,125
Finance costs	(359,126)	(217,337)	(29,190)

Net finance costs	(345,697)	(191,515)	(11,065)

Share of profit of equity-accounted investee, net of nil tax	7	(123)	—

Loss before tax	(2,474,881)	(2,154,153)	(1,556,931)
Income tax expense	(575)	(533)	(196)

Loss for the year	(2,475,456)	(2,154,686)	(1,557,127)

Qoros’ Consolidated Statement of Financial Position

In thousands of RMB	2015	2014
Assets
Property, plant and equipment	4,275,167	4,039,948
Intangible assets	4,656,474	4,638,364
Prepayments for purchase of equipment	59,276	117,922
Lease prepayments	203,716	208,128
Trade and other receivables	92,202	96,533
Equity-accounted investee	2,032	2,025

Non-current assets	9,288,867	9,102,920
Inventories	244,854	197,522
VAT recoverable	832,503	662,391
Trade and other receivables	42,645	67,515
Prepayments	36,431	154,655
Pledged deposits	113,167	290,840
Cash and cash equivalents	257,270	752,088

Current assets	1,526,870	2,125,011

Total assets	10,815,737	11,227,931

Qoros’ Consolidated Statement of Financial Position (Continued)

In thousands of RMB	2015	2014
Equity
Paid-in capital	8,331,840	6,531,840
Reserves	(44)	(26)
Accumulated losses	(8,135,997)	(5,660,541)

Total equity	195,799	871,273
Liabilities
Loans and borrowings	4,659,718	3,928,703
Deferred income	169,396	179,982
Provisions	20,964	12,971

Non-current liabilities	4,850,078	4,121,656
Loans and borrowings	2,829,470	3,376,201
Trade and other payables	2,615,541	2,833,459
Deferred income	324,849	25,342

Current liabilities	5,769,860	6,235,002

Total liabilities	10,619,938	10,356,658

Total equity and liabilities	10,815,737	11,227,931